SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

POINTER TELOCATION LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

For Immediate Release

Pointer Telocation Announces Record High Revenues for 2006:
Increase of 13.4% to $41.9 million Y/Y

—	Operating Income of $4.9 million, compared to $1 million in 2005
—	Revenues from international operations in 2006 - up 21%
—	First net annual income from Continuing Operations of $1.2 million

Givatayim, Israel - March 6th, 2007. Pointer Telocation Ltd. (Nasdaq Capital Markets: PNTR), a leading provider of services to the insurance and automotive industries including road-side assistance, fleet management and stolen vehicle retrieval services in Israel, Argentina and Mexico, reported its financial results for 2006.

In 2006 Pointer Telocation continued to reinforce its business and financial position, recording an increase in annual growth of 13.4% resulting from an improvement in both its domestic and international revenues. Pointer furthermore broadened its service offerings with the launch of its cellular based services. Net income was negatively affected by the recording of a minority interest for the first time.

Financial Highlights:

Revenues: Pointer’s annual revenues for 2006 increased 13.4% to $41.9 million compared to $37.0 million, in 2005. Revenues for the fourth quarter of 2006 increased 10.7% to $10.9 million, compared with $9.9 million in the same period of 2005.

Pointer’s revenues from its international operations increased 21% in 2006 as compared to 2005 and 10% in the fourth quarter of 2006 as compared to the same period in 2005. The increase in total revenues in 2006 as compared to 2005 is also attributable to the fact that revenues in 2005 included only ten months of revenues deriving from the acquisition of the road-side assistance and towing business of Shagrir Towing Services completed on February 28, 2005.

Gross Profit: In 2006, gross profit increased 13.7% to $15.5 million as compared to $13.7 million in 2005. For the fourth quarter of 2006, gross profit increased by 14.7% to $4.2 million as compared to $3.6 million in the same period in 2005. As a percentage of revenues, gross profit was 37.0% and 38.1%, in 2006 and the fourth quarter of 2006, respectively, as compared to 36.9% and 36.8% in the comparable periods in 2005.

Operating Income: Pointer recorded a significant increase in operating income to $4.9 million in 2006, compared to $1.0 million for 2005. In the fourth quarter of 2006 Pointer recorded $0.8 million in operating income, compared to $0.77 million for the comparable period of 2005. The increase in operating income in 2006 includes one time net income of $1.3 million associated with an agreement signed with a Latin American customer, offset by a $372 thousand impairment of long-lived assets. In our subsidiary in Israel operating income was negatively affected by one time charges related to SG & A.

Minority Interest: As noted in Pointer’s previous announcement of its financial results,, during the fourth quarter Pointer recorded a minority interest in the Statement of Operations of its Israeli subsidiary Shagrir Motor Vehicle Systems as results based on actual holdings which is 56.6%. Minority interest recorded in 2006 was $1.04 million.

Profit from continuing operations: First ever net annual income from continuing operations (net income) of $1.2 million that derived from the Company’s activities (in 2003 the Company recorded net income due to a one time gain from a discontinued operation).

Net Profit: Pointer improved its bottom-line results recording a net profit of $1.2 million or $0.39 per share in 2006, as compared to a net loss of $2.7 million or $(1.17) per share in 2005. For the fourth quarter of 2006, Pointer recorded a net income of $34 thousand as compared to a net loss of $18 thousand in the comparable period of 2005

EBITDA: Pointer’s EBITDA increased to $10.1 million in 2006 (without off-setting minority interest), as compared to $6.4 million in 2005.

Total Shareholder’s Equity: In December 2006, the Company raised $4.7M in consideration for the issuance of 425,000 new shares and 212,500 warrants in a private placement to Israeli institutional investors, out of which $2.6 million received in 2006. Shareholders’ equity for the end of the 2006 was $19.4 million compared to $10.8 million at the end of 2005.

Commenting on the results, Danny Stern, Pointer’s CEO, said: “We are pleased with the financial results of 2006, notably the growth of our international revenues and increased gross profit. Broad service offerings and our improved market positioning also enhance and lend force to our business model.

Pointer’s business development in 2006 and up to the current date includes the following:

—	In Argentina new marketing channels were expanded by acquiring subscriber portfolios that are expected to provide additional growth in the future.

—	Our Mexican subsidiary commenced marketing fleet management services to business partners.

—	Pointer raised $6.1 million from the exercise of warrants and a private placement which indicates continuing investor confidence in the Company.

—	During the fourth quarter Pointer’s shares were dual listed on the Tel Aviv Stock Exchange.

We are confident that our efforts to increase Pointer’s international activities will continue to be leveraged into further economies of scale and will positively affect our revenues and profitability. Pointer’s future growth is expected to be based on future M&A activity in addition to the Company’s continued internal growth. We continue to focus on increasing our products and service offerings, strengthening our technologies and entering into in new areas of cooperation with additional business partners”, concluded Mr. Stern.

Conference Call Information:

Pointer’s management will host two conference calls with the investment community today, March 6th, 2007:

The Hebrew conference call will start at 15:00 Israel time (GMT +2, 8:00 EST)

The English conference call will start at 9:00 EST (16:00 Israel time)

To listen to the conference calls, please dial:

From the US: 1-888-407-2553

From Israel: 03-9180687

A replay of the conference call will be available through March 7th, 2007 on the Company’s website at www.pointer.com.

About Pointer Telocation:

Pointer Telocation Ltd www.pointer.com provides range of services to insurance companies and automobile owners, including road-side assistance, vehicle towing, stolen vehicle retrieval, fleet management and other value added services. Pointer Telocation provides services, for the most part, in Israel, through its subsidiary Shagrir and in Argentina and Mexico through its local subsidiaries. Independent operators provide similar services in Russia and Venezuela utilizing Pointer’s technology and operational know-how.

Safe Harbor Statement

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2006	2005

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,850	$1,696
Trade receivables (net of allowance for doubtful accounts of $309 and $ 363 at
December 31, 2006 and 2005, respectively)	8,315	6,576
Other accounts receivable and prepaid expenses	557	505
Inventories	1,447	1,389

Total current assets	16,169	10,166

LONG-TERM ASSETS:
Long-term accounts receivable	183	219
Severance pay fund	3,794	2,989
Property and equipment, net	7,346	7,319
Goodwill	38,707	36,924
Other intangible assets, net	8,612	9,597
Deferred income taxes	1,588	-

Total long-term assets	60,230	57,048

Total assets	$76,399	$67,214

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2006	2005

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$11,801	$9,949
Trade payables	5,378	3,904
Deferred revenues and customer advances	6,584	6,477
Other accounts payable and accrued expenses	4,091	3,835

Total current liabilities	27,854	24,165

LONG-TERM LIABILITIES:
Long-term loans from banks	15,833	16,211
Long-term loans from shareholders and others	7,490	12,082
Accrued severance pay	4,650	3,951

	27,973	32,244

MINORITY INTEREST	1,142	-

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 3 par value:
Authorized - 8,000,000 shares at December 31, 2006 and 2005; Issued and outstanding - 3,222,875 and 2,479,020 shares at December 31, 2006 and 2005,
respectively	2,140	1,680
Additional paid-in capital	103,880	100,707
Deferred stock-based compensation	-	(1)
Receipt on account of shares	2,586	-
Accumulated other comprehensive loss	98	(1,138)
Accumulated deficit	(89,274)	(90,443)

Total shareholders' equity	19,430	10,805

Total liabilities and shareholders' equity	$76,399	$67,214

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2006	2005	2004

Revenues:
Products	$9,701	$8,856	$5,594
Services	32,211	28,108	5,375

Total revenues	41,912	36,964	10,969

Cost of revenues:
Products	5,602	5,727	4,297
Services	20,786	17,587	3,301

Total cost of revenues	26,388	23,314	7,598

Gross profit	15,524	13,650	3,371

Operating expenses:
Research and development, net	1,170	892	482
Selling and marketing	3,927	3,693	1,644
General and administrative	4,749	5,518	2,775
Amortization of deferred stock-based compensation *)	-	126	465
Amortization of intangible assets	1,740	2,462	932

Total operating expenses	11,586	12,691	6,298

Other income net	(1,292)	-	-
Impairment of long lived assets	372	-	-

Operating income (loss)	4,858	959	(2,927)
Financial expenses, net	2,577	4,027	758
Other income (expenses), net	14	341	(42)

Loss before taxes on income	2,295	(2,727)	(3,727)
Taxes on income	82	-	37

Net income (loss) before Minority interest	2,213	(2,727)	(3,764)
Minority interest	1,044	-	-

Net income (loss)	$1,169	$(2,727)	$(3,764)

Basic and diluted net earnings (loss) per share	$0.39	$(1.17)	$(2.58)

*) Stock-based compensation relates to the following:

General and administrative	$-	$126	$465

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of shares	Share capital	Additional paid-in capital	Deferred stock-based compensation	Receipt on account of shares	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity (deficiency)

Balance as of January 1, 2004	1,145,300	$773	$83,239	$(566)	$-	$(840)	$(83,952)		$(1,346)

Issuance of shares, warrants and options for the
acquisition of additional interest in a
subsidiary, net	429,154	286	10,815	-	-	-	-		11,101
Deferred stock-based compensation	-	-	16	(16)	-	-	-		-
Amortization of deferred stock-based compensation	-	-	-	465	-	-	-		465
Exercise of warrants and options	130,051	86	57	-	-	-	-		143
Comprehensive loss:					-
Foreign currency translation adjustments	-	-	-	-	-	487	-	$487	487
Net loss	-	-	-	-	-	-	(3,764)	(3,764)	(3,764)

Total comprehensive loss								$(3,277)

Balance as of December 31, 2004	1,704,505	1,145	94,127	(117)	-	(353)	(87,716)		7,086

Issuance of shares and warrants, net	722,587	500	6,391	-	-	-	-		6,891
Deferred stock-based compensation	-	-	10	(10)	-	-	-		-
Amortization of deferred stock-based compensation	-	-	-	126	-	-	-		126
Exercise of warrants and stock options	51,928	35	179	-	-	-	-		214
Comprehensive loss:					-
Foreign currency translation adjustments	-	-	-	-	-	(785)	-	$(785)	(785)
Net loss	-	-	-	-	-	-	(2,727)	(2,727)	(2,727)

Total comprehensive loss								$(3,512)

Balance as of December 31, 2005	2,479,020	1,680	100,707	(1)	-	(1,138)	(90,443)		10,805

Deferred stock-based compensation	-	-	(1)	1	-	-	-		-
Stock-based compensation expanses	-	-	153	-	-	-	-		153
Exercise of warrants and stock options	743,855	460	3,021	-	-	-	-		3,481
Receipt on account of shares	-	-	-	-	2,586	-	-		2,586
Comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	-	1,236	-	$1,236	1,236
Net loss	-	-	-	-	-	-	1,169	1,169	1,169

Total comprehensive loss								$2,405

Balance as of December 31, 2006	3,222,875	$2,140	$103,880	$-	$2,586	$98	$(89,274)		$19,430

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2006	2005	2004

Cash flows from operating activities:

Net income (loss)	$1,169	$(2,727)	$(3,764)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	5,983	4,997	2,065
Accrued interest and exchange rate changes of convertible
debenture and long-term loans	137	1,961	(43)
Accrued severance pay, net	(166)	484	28
Gain from sale of property and equipment, net	(567)	(299)	(56)
Gain from realization of investment in subsidiary, net	-	(359)	-
Amortization of deferred stock-based compensation	153	126	465
Increase in Minority interest	1,142	-	-
Decrease (increase) in trade receivables, net	(1,167)	2,581	(355)
Decrease (increase) in other accounts receivable and prepaid
expenses	(36)	2,301	289
Decrease (increase) in inventories	(432)	(144)	291
Write-off of inventories	69	199	479
Increase in Deferred income taxes	(1,588)	-	-
Decrease (increase) in other long-term accounts receivable	60	(20)	(35)
Increase (decrease) in trade payables	1,049	(359)	1,238
Decrease in other accounts payable and accrued expenses	(400)	(2,962)	(508)

Net cash provided by (used in) operating activities	5,406	5,779	94

Cash flows from investing activities:

Purchase of property and equipment	(2,277)	(2,020)	(873)
Proceeds from short-term bank deposits	-	15	-
Proceeds from sale of property and equipment	-	519	58
Proceeds from realization of investment in subsidiary	1,026	6,241	-
Acquisition of additional interest in Shagrir Motor Vehicle
Systems, net of cash acquired (a)	-	-	10
Acquisition of activities and assets of Shagrir Towing Services
Ltd. and Shagrir (1985) Ltd. (b)	-	(43,847)	-

Net cash used in investing activities	(1,251)	(39,092)	(805)

Cash flows from financing activities:

Receipt of long-term loans from banks	2,243	16,066	743
Repayment of long-term loans from banks	(2,949)	(2,035)	(376)
Receipt of long-term loans from shareholders and others	131	21,136	149
Repayment of long-term loans from others	(4,529)	(6,241)	-
Proceeds from issuance of shares and exercise of warrants, net	6,067	6,176	67
Short-term bank credit, net	(973)	(401)	(504)

Net cash provided by financing activities	(10)	34,701	79

Effect of exchange rate on cash and cash equivalents	9	233	(1)

Increase (decrease) in cash and cash equivalents	4,154	1,621	(633)
Cash and cash equivalents at the beginning of the year	1,696	75	708

Cash and cash equivalents at the end of the year	$5,850	$1,696	$75

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2006	2005	2004

(a) Acquisition of additional interest in Shagrir Motor Vehicle
Systems:

Fair value of assets acquired and liabilities assumed at
date of acquisition:

Working capital	$-	$-	$(1,238)
Long-term accounts receivable	-	-	(224)
Property and equipment	-	-	(1,117)
Customer list	-	-	(2,646)
Brand name	-	-	(828)
Goodwill	-	-	(12,638)
Short-term bank credit	-	-	5,282
Long-term loan	-	-	1,890
Accrued severance pay, net	-	-	276

	-	-	(11,243)
Fair value of shares, options and warrants issued	-	-	11,253

	$-	$-	$10

(b) Acquisition of activities and assets of Shagrir Towing
Services Ltd. and Shagrir (1985) Ltd.:

Fair value of assets acquired and liabilities assumed at
date of acquisition:

Working capital	$-	$4,568	$-
Property and equipment	-	(5,760)	-
Customer list	-	(8,558)	-
Brand name	-	(1,920)	-
Goodwill	-	(31,652)	-
Long-term loan	-	(1,175)	-
Accrued severance pay, net	-	6	-

	-	(44,491)	-
Fair value of shares and warrants issued	-	644	-

	$-	$(43,847)	$-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD. By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: March 6, 2007